UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-32988

Hanson Australia Funding Limited

(Exact name of registrant as specified in its charter)

1 Grosvenor Place

London SWIX & 7JH

England
44-207-259-4156

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

5.25% Notes due 2013*

*  Issued by Hanson Australia Funding Limited, an indirect wholly owned subsidiary of Hanson Limited, and guaranteed as to certain payments by Hanson Limited.

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☐	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)
Rule 12h-6(c)	☒	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

Exchange Act Reporting History

Hanson Australia Funding Limited issued its 5.25% Notes due 2013 in public offerings pursuant to prospectus supplements dated April 28, 2003, and March 12, 2003 to a prospectus dated January 27, 2003.  The offerings were made on a shelf registration (registration no. 333-98517) that became effective on January 27, 2003.  The notes were guaranteed by the Issuer’s parent, Hanson Limited, and accordingly Hanson Australia Funding Limited has been exempt from the requirements of Section 13(a) and 15(d) of the Exchange Act pursuant to Rule 12h-5 under the Exchange Act.

Hanson Limited is concurrently filing a Form 15F with respect to its reporting obligations.

Recent United States Market Activity

The public offering referred to under Item 1 above has been the only registered offering made by Hanson Australia Funding Limited.

Hanson Limited’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 of 6.125% Notes due 2013, pursuant to a prospectus supplement dated August 9, 2006, to a prospectus dated August 8, 2006.  The offering was made on a shelf registration (Registration No. 333-136396) that became effective on August 6, 2006.

Foreign Listing and Primary Trading Market

Not applicable.

Comparative Trading Volume Data

Not applicable.

Alternative Record Holder Information

Not applicable.

Debt Securities

As of September 6, 2007, there were  38 record holders of the 5.25% Notes due 2013 who are United States residents.

Notice Requirement

As required by Rule 12h-6(h), Hanson Limited published a notice on its behalf and on behalf of Hanson Australia Funding Limited disclosing its intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act on December 6, 2007.

Prior Form 15 Filers

Not applicable

Rule 12g3-2(b) Exemption

Not applicable.

Exhibits

Not applicable.

Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(a)          Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide; or

(b)         It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Hanson Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Hanson Australia Funding Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: December 27, 2007	Hanson Australia Funding Limited

	By:	/s/ Graham Dransfield
Graham Dransfield
Legal Director